UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42898

One and one Green Technologies. INC

(Translation of registrant’s name into English)

1st Diliman
San Rafael Bulacan, Philippines

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On October 8, 2025, One and one Green Technologies. INC, a Cayman Islands company (the “Company”), entered into an underwriting agreement with Cathay Securities, Inc (the “Representative”), the representative of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment underwritten initial public offering (the “IPO”) an aggregate of 2,000,000 Class A ordinary shares, with par value $0.0001 (the “Class A Ordinary Shares”), at an offering price of $5.00 per share. The Company has also granted the Underwriters a 30-day option, exercisable by the Representative, to purchase up to an additional 300,000 Class A Ordinary Shares to cover over-allotments, if any. The underwriting agreement is attached hereto as Exhibit 1.1 and is incorporated by reference herein.

The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-284375, “Form F-1”), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 21, 2025, as amended (the “Registration Statement”). The Registration Statement was declared effective by the SEC on September 29, 2025. The Class A Ordinary Shares were approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “YDDL” on October 9, 2025. On October 10, 2025, the Company closed its IPO.

In connection with the IPO, the Company issued a press release on October 9, 2025, announcing the pricing of the IPO and a press release on October 10, 2025, announcing the closing of the IPO, respectively. Copies of each press release are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBITS INDEX

Exhibit No.	Description
1.1	Underwriting Agreement
99.1	Pricing Press Release
99.2	Closing Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2025	One and one Green Technologies. INC

	By:	/s/ Caifen Yan
	Name:	Caifen Yan
	Title:	Chief Executive Officer, Chair of the Board and Director

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